SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  20 June 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, 20 June 2005
              re:  Trading Statement



122/05                                                             20 June 2005


LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the half-year ending 30 June 2005. This announcement sets out the information that will be provided at those meetings.

On a comparable basis under International Financial Reporting Standards*, Lloyds TSB expects to deliver a satisfactory trading performance for the first half of 2005 and continues to deliver good earnings growth, demonstrating further progress in its key strategic priorities.

The Retail Bank has continued to make progress in quality customer recruitment and profitable franchise development, and is expected to achieve satisfactory levels of customer lending and deposit balance growth during the half-year, against a backdrop of slowing consumer spending. The rate of consumer lending growth in the first half of 2005 is however expected to be slightly lower than the double digit growth rates experienced in recent years.

Scottish Widows has continued to benefit from its focus on product and capital efficiency. The launch, in the second half of 2004, of a new range of products more tailored to the branch network distribution channel has delivered an uplift in unit trust/OEIC sales during the first quarter of 2005. In addition, strong progress continues to be made in the distribution of life, pensions and long-term savings products through the Independent Financial Advisor distribution channel.

In Wholesale and International Banking, strong progress continues in developing and deepening our franchises. In Business Banking and Corporate Markets, in particular, we are registering meaningful gains which reflect both our emphasis on product and relationship cross-sell, and new customer acquisition. All main businesses within the division continue to perform well and we are achieving good levels of profitable new business.

The Group's strong cost performance in recent years has continued into the first half of 2005 and we have made further improvements in processing quality. The Group continues to expect to deliver revenue growth in excess of cost growth, on an IFRS comparable basis*, in the first half of 2005.

Our focus on lending to existing customers, in a slowing consumer environment, has resulted in overall asset quality remaining satisfactory. On an IFRS comparable basis*, the Group's impairment charge for loan losses from its continuing operations, as an annualised percentage of average lending, is expected to be broadly consistent with the provisions charge in the first half of 2004. A higher charge in retail banking, reflecting an increase in the number of customers experiencing repayment difficulties, is expected to be offset by a lower charge in the Group's corporate lending portfolios.

Current indications remain that the overall impact of the full implementation of IFRS, excluding the volatility introduced by the requirements of IFRS and FRS 27, will be to reduce the Group's full year reported earnings per share, compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Group's financial statements, in particular with regard to the application of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment. The Group will endeavour to ensure that comparable underlying business performance and trends, which exclude the impact of prospective accounting changes relating to the implementation of IFRS, are clearly identified on an ongoing basis.

Eric Daniels, Group Chief Executive, said "We are continuing to make progress against our objective to deliver sustained earnings growth, despite signs of a slowing consumer environment in the UK, and the Group is on track to deliver a satisfactory trading performance for the first half of 2005."

* excluding the impact of prospective accounting changes relating to the implementation of IFRS

For further information:-

Investor Relations

Michael Oliver                                           +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media

Mary Walsh                                               +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    20 June 2005